RELIANCE
Anil Dhirubhai Ambani Group

**Reliance Natural Resources Limited**
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in



17th October, 2006

**Exemption No : 82-35009**

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs,

**Sub : Secretarial Audit Report**

We forward herewith a copy of Secretarial Audit Report of the Company for the quarter ended 30th September, 2006, received from M/s. Haribhakti & Co. Chartered Accountants, for your kind information and record.

Kindly inform your members accordingly.

Yours faithfully
For **Reliance Natural Resources Limited**

Ashish S Karyekar
Dy. Company Secretary

Encl: As above

HARIBHAKTI & CO. CHARTERED ACCOUNTANTS
42, FREE PRESS HOUSE, 4TH FLOOR, 215, NARIMAN POINT, MUMBAI-400 021. ✆ : 6639 1101-5 / 2287 1099 • VBH - 2287 1806 • FAX : 2285 6237
701, RAHEJA CENTRE, 7TH FLOOR, 214, NARIMAN POINT, MUMBAI-400 021. ✆ : 91-22-3021 2800 • FAX : 91-22-2281 4834
E-mail : hbhakti@vsnl.com • Website : www.haribhaktigroup.com

**The Board of Directors**
**Reliance Natural Resources Limited**
**H' Block, 1st Floor**
**Dhirubhai Ambani Knowledge City**
**Navi Mumbai - 400 710**

## SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Reliance Natural Resources Limited** ( hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

| | | |
|---|---|---|
| 1 | For Quarter Ended | **September 30, 2006** |
| 2 | ISIN | INE328H01012 |
| 3 | Face Value | Rs. 5/- per Equity Share |
| 4 | Name of the Company | Reliance Natural Resources Limited |
| 5 | Registered Office Address | H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710 |
| 6 | Correspondence Address | H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710 |
| 7 | Telephone & Fax Nos. | Tel No: 022 - 3038 6286, Fax No: 022 - 3037 6622 |
| 8 | Email address | - |
| 9 | Names of the Stock Exchanges where the company's securities are listed | 1. Bombay Stock Exchange Limited<br>2. National Stock Exchange of India Limited. |

| | | Number of Shares | % of Total Issued Cap. |
|---|---|---|---|
| 10 | Issued Capital | 134 31 30 422 | 100.000 |
| 11 | Listed Capital (Exchange - wise) - For Exchanges listed in ' 9' above *(as per company records)* | 134 31 30 422 | 100.000 |
| 12 | Held in dematerialised form in CDSL | 7 97 68 279 | 05.939 |
| 13 | Held in dematerialised form in NSDL | 119 27 53 021 | 88.804 |
| 14 | Physical | 7 06 09 122 | 05.257 |
| 15 | Total No. of Shares (12+13+14) | 134 31 30 422 | 100.000 |

16 Reasons for difference if any, between:

| | |
|---|---|
| a) (10&11): | NA |
| b) (10&15): | NA |
| c) (11&15): | NA |

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

| Particulars*** | No. of Shares. | Applied / Not Applied for listing | Listed on Stock Exchanges (Specify Names) | Whether intimated to CDSL | Whether intimated to NSDL | In-prin. appr. Pendir from SE (Specify Names) |
|---|---|---|---|---|---|---|
| Allotment of Equity shares on Preferential Allotment Basis | 12,00,00,000 equity shares of Rs. 5 each | Listing applications made with BSE & NSE | Bombay Stock Exchange Limited and National Stock Exchange of India Limited | Yes | Yes | BSE and NSE has admitted the shares fo trading ad allowed trading permission vi their letters dated 22n and 21st August, 200 respectively |

*** *Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No) — YES
if not, updated upto which date — NA

19 Reference of previous quarter with regards to excess dematerialised shares, if any. — NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? — NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

| Total No. of demat requests | No. of requests | No. of shares | Reasons for delay |
|---|---|---|---|
| Confirmed after 21 Days | 56 | 3 170 | Delay in receipt of Physial DRF & Share Certificates from DP |
| | 32 | 2 044 | Rejected since Physical DRF & Share Certifcates not received from the DP within 30 days |
| **Total** | **88** | **5 214** | |
| Pending for more than 21 days | 4 | 144 | Non-receipt of Physical DRFs & Share Certificates from DP |
| **Total** | **4** | **144** | |

| | | |
|---|---|---|
| 22 | Name, Telephone & Fax No. of the Compliance Officer of the Co. | Ashish S Karyekar<br>Tel No.: 022 - 3038 6286<br>Fax No.: 022 - 3037 6622 |
| 23 | Name, Address, Tel. & Fax No., Regn. No. of the Auditor | Haribhakti & Co.<br>Chartered Accountants<br>701, Raheja Centre<br>214, Nariman Point<br>Mumbai - 400 021<br>Tel.: 022 30212800 - 801<br>Fax.: 022 22814834 |
| 24 | Appointment of common agency for share registry work<br>if yes (name & address) | Karvy Computershare Pvt. Ltd.<br>Plot No. 17-24, Vittal Rao Nagar<br>Madhapur<br>Hyderabad - 500 081 |

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA

**FOR HARIBHAKTI & CO.**
**CHARTERED ACCOUNTANTS**

**BHUPENDRA BANGARI**
**PARTNER**
**M. No.: 42320**

**Mumbai, 13th October 2006**